09046132

centrica

082-04578

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	7 May, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL

RECEIVED
2009 MAY -7 A 3:45

dlw 5/18

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

7 May 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

REGULATORY NEWS RELEASE

7 May 2009

BRITISH GAS CUTS ELECTRICITY PRICES BY 10% – IS NOW THE CHEAPEST ELECTRICITY SUPPLIER IN BRITAIN

British Gas, the biggest supplier of electricity to homes in Britain, which serves around one in every four homes, has today cut an average 10 per cent off its standard electricity prices.

The price cut for 4.5 million customers takes effect immediately, and makes British Gas, on average, the cheapest electricity supplier in Britain.

British Gas' electricity rates are now as much as £111 lower than the local supplier. British Gas' dual fuel prices for customers who pay by monthly direct debit are now, on average, the cheapest in the UK. The average annual dual fuel bill for a British Gas customer is now £1,127.

Today's price cut follows the company's 10 per cent cut in gas prices, which took effect on 19 February this year. British Gas was the first major energy supplier to lower prices for its customers this year. Together, these two price reductions – the biggest by any major energy supplier this year – will save British Gas customers an average £132 on their annual dual fuel bill.

Managing Director, Phil Bentley, said: "British Gas is offering existing and new customers the cheapest electricity rates in the market place.

"We want to do what we can, when we can, for our customers. When we were able to cut gas prices earlier this year, we did. And I'm pleased we are now able to cut an average 10% from our standard electricity prices and continue to help our customers during this economic downturn."

All British Gas electricity customers on standard tariffs – including those with pre-payment meters – will see the benefit of the price cut.

British Gas has a strong record of pricing competitively on electricity. Since the start of this year, the company has grown the number of electricity customers by 40,000, which is an average of more than 2,000 each week.

Wholesale electricity prices have come down, allowing British Gas to pass a welcome saving on to its customers, while maintaining the robust level of profitability required to fund the investments needed to secure future energy supplies for Britain.

ENDS

Note to Editors

1. British Gas' cheapest electricity is based on average single rate consumption of 3,300 kWh pa, comparing standard tariff prices on 7 May 2009

2. The 10% cut is based on standard tariff, average annual single rate consumption, rounded average across all regions and across Monthly Direct Debit, Pay as You Go Energy and Prompt Quarterly Cash/Cheque payment methods

3. British Gas' monthly direct debit annual dual fuel bill is based on consumption of 20,500kWh for gas and 3,300kWh for single rate electricity and is a rounded average across all regions

4. The total saving of £132 is for a dual fuel customer at average consumption

Contacts

- British Gas press office: 0845 072 8002
- Centrica Investor Relations: 01753 494 900

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 7 May, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 8 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

7 May 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Sharesave scheme

3. Period of return:

   From **01/11/2008** to **07/05/2009**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   7,533,908 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   946,034 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   42,587,874 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   8,246,046 ORDINARY 6 14/81p 25/10/2004
   10,000,000 ORDINARY 6 14/81p 24/03/2005
   25,000,000 ORDINARY 6 14/81p 27/04/2006
   25,000,000 ORDINARY 6 14/81p 24/04/2007
   18,000,000 ORDINARY 6 14/81p 15/04/2008
   36,000,000 ORDINARY 6 14/81p 06/05/2009

Please confirm total number of shares in issue at the end of the period in order for us update our records

   5,116,001,306 as at 7 May 2009

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Executive Share Option scheme

3. Period of return:

   From **01/11/2008** to **07/05/2009**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   5,499,279 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   406,379 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   15,092,900 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   2,628,006 ORDINARY 6 14/81p 25/10/2004
   5,000,000 ORDINARY 6 14/81p 04/04/2005
   10,000,000 ORDINARY 6 14/81p 24/03/2006
   10,000,000 ORDINARY 6 14/81p 24/04/2007
   10,000,000 ORDINARY 6 14/81p 06/05/2009

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,116,001,306 as at 7 May 2009

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Share Incentive Plan

3. Period of return:

   From **01/11/2008** to **07/05/2009**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   93,379 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   442,273 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   4,651,106 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   265,283 ORDINARY 6 14/81p 25/10/2004
   2,000,000 ORDINARY 6 14/81p 17/02/2005
   500,000 ORDINARY 6 14/81p 15/04/2008
   5,000,000 ORDINARY 6 14/81p 06/05/2009

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,116,001,306 as at 7 May 2009

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Centrica plc

2. Name of scheme

Centrica Long Term Incentive Scheme

3. Period of return:

From **01/11/2008** to **07/05/2009**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

7,289,423 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

6,350,512 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

10,938,911 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

10,000,000 ORDINARY 6 14/81p 03/03/2006
3,000,000 ORDINARY 6 14/81p 28/03/2007
10,000,000 ORDINARY 6 14/81p 15/04/2008
10,000,000 ORDINARY 6 14/81p 06/05/2009

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,116,001,306 as at 7 May 2009

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Centrica plc

2. Name of scheme

Centrica Share Award Scheme

3. Period of return:

From **01/11/2008** to **07/05/2009**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

2,342,655 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

1,279,699 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

6,062,956 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

2,000,000 ORDINARY 6 14/81p 24/08/2006
1,000,000 ORDINARY 6 14/81p 15/04/2008
5,000,000 ORDINARY 6 14/81p 06/05/2009

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,116,001,306 as at 7 May 2009

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica North American Share Purchase Plan

3. Period of return:

   From **01/11/2008 to 07/05/2009**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   81,921 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   21,175 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   260,746 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   50,000 ORDINARY 6 14/81p 22/01/2007
   100,000 ORDINARY 6 14/81p 15/04/2008
   200,000 ORDINARY 6 14/81p 06/05/2009

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,116,001,306 as at 7 May 2009

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD